EDWARDS ANGELL PALMER & DODGE LLP

111 Huntington Avenue Boston, MA 02199 617.239.0100 fax 617.227.4420 eapdlaw.com

07027074

Albert L. Sokol
617.951.2237
asokol@eapdlaw.com

FILE NO. 82-03785

SUPPL

PROCESSED
OCT 0 9 2007
THOMSON
FINANCIAL

Via Overnight Courier

October 2, 2007

Elliott Staffin, Esq.
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Re: **CSL Limited**
(SEC File No. 82-03785)
Notification pursuant to Rule 12g3-2(f) that CSL Limited will in the future satisfy its ongoing requirement to furnish to the Commission the information required by subparagraph (b)(1)(iii) of Rule 12g3-2 by publishing such information on the website of the Australian Stock Exchange (www.asx.com.au) rather than continuing to submit such documents to the Commission in paper form.

Dear Mr. Staffin:

This letter is being furnished to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") on behalf of our client, CSL Limited (the "***Company***"), a company organized under the laws of the Australian Capital Territory, Commonwealth of Australia.

The purpose of this letter is to notify the Commission pursuant to Rule 12g3-2(f) that the Company will in the future satisfy its ongoing requirement to furnish to the Commission the information required by subparagraph (b)(1)(iii) of Rule 12g3-2 promulgated under Securities Exchange Act of 1934 (the "***Exchange Act***") by publishing such information on the website of the Australian Stock Exchange (the "***ASX***") at **www.asx.com.au** rather than continuing to submit such documents to the Commission in paper form.

On June 2, 1994, the Commission accepted the Company's original application to establish an exemption from Exchange Act registration pursuant to Rule 12g3-2(b) and added the Company to the list maintained by the Commission (the "***Exemption List***") of companies claiming the exemption. In 1998, the Company was removed from the Exemption List, but did not realize that it had been removed from the Exemption List and continued to submit

FILE NO. 82-03785

information to the Commission. In December 2006, the Commission reinstated the Company to the Exemption List upon application of the Company. Since that date, the Company has continued to submit to the Commission in paper form the information required by subparagraph (b)(1)(iii) of Rule 12g3-2.

The Company has advised us that, pursuant to new subparagraph (f) of Rule 12g3-2, the Company will publish (in English) the information required under subparagraph (b)(1)(iii) of Rule 12g3-2 through the website of the ASX, an electronic information delivery system generally available to the public in Australia, the Company's primary trading market, and the United States, rather than furnish such information to the Commission in paper form. Pursuant to subparagraph (f)(2) of Rule 12g3-2(b), the Company hereby informs the Commission that the website address of the ASX is **www.asx.com.au**. The Company has advised us that pursuant to new subparagraph (e) of Rule 12g3-2(b), the Company's electronic publications on the website of the ASX will be in English and will include, along with the other information required by Rule 12g3-2(b)(iii), the Company's annual report (including or accompanied by annual financial statements), interim reports that include financial statements, press releases and all other communications and documents distributed directly to securityholders of each class of the Company's securities to which the exemption under Rule 12g3-2(b) relates.

* * * *

All information and documents furnished under paragraph (b)(1) of Rule 12g3-2 are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 617-239-2237.

FILE NO. 82-03785

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter. Thank you.

Very truly yours,

Albert L. Sokol

cc: Peter Turvey, CSL Limited

BOS111 12201090.2

END